

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2011

Via Email
Einar Agustsson
President, Chief Executive Officer and Director
Skajaquoda Group Inc.
1001 Society Drive
Claymont, Delaware 19703

      Re: **Skajaquoda Group Inc.**
                Amendment No. 1 to Registration Statement on Form S-1
                Filed October 17, 2011
                File No. 333-176727

Dear Mr. Agustsson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.

General

1. With your next amendment, please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

2. We reissue comments one and two of our letter dated October 4, 2011. As noted the immediately preceding comment, we will expect to receive a cover letter that provides the requested supplemental information, including citations to applicable authority.

Front Cover Page

3. We reissue comment 4 of our letter dated October 4, 2011. Please state the provision of Rule 457 that you are relying on for the basis of the calculation.

Business of the Issuer, page 15
Overview, page 15

4. We note your response to comment 18 of our letter dated October 4, 2011. We also note disclosure on page 23 that you are in the beginning stages of the investment advisor registration process. Please explain in greater detail how you are in the beginning stages

of the investment advisor registration process and explain whether you are registering as an investment advisor under Delaware's state securities agency.

Results of Operations, page 25

5. We note the revised disclosure related to the investment advisory services that were provided without "any significant costs." Please expand your disclosure to emphasize that net income of $18,448 includes $30,201 of related party revenue that has no costs associated with it, along with the reason (i.e., the reason you did not record the cost of contributed services), and a reference to the full discussion of the matter under related party transactions on page 37 and in Note 6 on page 49. Wherever you present net income in your filing (e.g., selected financial data), please include a prominent statement to the effect that such performance is not typical as it does not include the cost of contributed services and refer to the full discussion.

Principal and Selling Stockholders, page 36

6. Please revise the principal and selling stockholder information so that it conforms to the requirements of Items 403 and 507 of Regulation S-K. For each selling stockholder, please include the name each selling stockholder and state the amount of securities offered for the security holders' account. For each selling stockholder that is not a natural person, disclose the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website.

Security Ownership of Management, page 36

7. We note that the first sentence of the table refers to Item 402(a)(2) of SEC Regulation S-B. Please remove this incorrect reference. See Item 403 of Regulation S-K.

6. Related Party Transactions, page 49

8. As previously requested, please revise to disclose the nature of each of the related parties Skajaquoda Capital, LLC, LA, and Likenia, i.e., describe the business or other purpose of each of these entities.

Item 3. Undertakings, page 51

9. We reissue comment 32 of our letter dated October 4, 2011. In addition, please remove the undertaking you added pursuant to Item 512(i) of Regulation S-K.

Consent

10. Please revise to include an updated auditor's consent as an exhibit to your filing.

    You may contact Patricia Do, Staff Accountant at (202) 551-3743 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

                                    Sincerely,

                                    /s/ Jay Ingram

                                    Jay Ingram
                                    Legal Branch Chief